UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)*

Ready Capital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75574U 101

(CUSIP Number)

Kenneth Nick
Sutherland REIT Holdings, LP
1251 Avenue of the Americas, 50th Fl.
New York, New York 10020
(212) 257-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75574U 101

1	Name of Reporting Person Sutherland REIT Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,431,049 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,431,049 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,431,049 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.3% (1)

14	Type of Reporting Person PN

1 All percentages calculated herein are based on 110,512,870 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Ready Capital Corporation (the “Issuer” or “Parent”) as of November 7, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2022.

CUSIP No. 75574U 101

1	Name of Reporting Person Waterfall Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,439,918 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,439,918 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,439,918 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.4%

14	Type of Reporting Person OO

1 Consists of (a) 11,431,049 shares of Common Stock held by Sutherland REIT Holdings, LP since Waterfall Management, LLC, as general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares and (b) 8,869 shares of Common Stock held directly by Waterfall Management, LLC.

CUSIP No. 75574U 101

1	Name of Reporting Person Waterfall Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,736,173 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,736,173 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,736,173 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.6%

14	Type of Reporting Person IA

1 Consists of (a) 305,124 shares of Common Stock held directly by Waterfall Asset Management, LLC and (b) 11,431,049 shares of Common Stock held by Sutherland REIT Holdings, LP, since Waterfall Asset Management, LLC, as investment adviser to Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

CUSIP No. 75574U 101

1	Name of Reporting Person Thomas Capasse

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 336,548 (1)

	8	Shared Voting Power 11,745,042 shares of Common Stock (2)

	9	Sole Dispositive Power 336,548 (1)

	10	Shared Dispositive Power 11,745,042 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,081,590 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person IN

1 Includes 26,623 shares of Common Stock owned through the Edward J. Capasse Revocable Trust. Mr. Capasse’s father is the trustee and beneficiary of the trust.

2 Consists of (a) 305,124 shares of Common Stock held by Waterfall Asset Management LLC, since Mr. Capasse, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares, (b) 8,869 shares of Common Stock held by Waterfall Management, LLC, since Mr. Capasse, as a member of Waterfall Management, LLC, may be deemed to have the shared power to vote and dispose of such shares and (c) 11,431,049 shares of Common Stock held by Sutherland REIT Holdings, LP, since Mr. Capasse, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

CUSIP No. 75574U 101

1	Name of Reporting Person Jack Ross

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 310,528 (1)

	8	Shared Voting Power 11,745,042 shares of Common Stock (2)

	9	Sole Dispositive Power 310,528 (1)

	10	Shared Dispositive Power 11,745,042 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,055,570 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person IN

1 Includes 155,264 shares of Common Stock owned through the Robin J. Ross 2009 Trust (the “Trust”). Mr. Ross does not serve as the trustee for the Trust and Mr. Ross’s wife is the trustee and sole beneficiary of the Trust. The trustee of the Trust has sole voting and investment power with respect to the securities held by the Trust.

2 Consists of (a) 305,124 shares of Common Stock held by Waterfall Asset Management LLC, since Mr. Ross, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares, (b) 8,869 shares of Common Stock held by Waterfall Management, LLC, since Mr. Ross, as a member of Waterfall Management, LLC, may be deemed to have the shared power to vote and dispose of such shares and (c) 11,431,049 shares of Common Stock held by Sutherland REIT Holdings, LP, since Mr. Ross, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

This Amendment No. 5 (“Amendment No. 5”) supplements and amends the Schedule 13D filed on November 10, 2016 (the “Original Filing”), as amended by Amendment No. 1 filed on February 14, 2018, as further amended by Amendment No. 2 filed on August 14, 2018, as further amended by Amendment No. 3 filed on June 22, 2022, and as further amended by Amendment No. 4 filed on July 13, 2022, by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. For purposes of this Amendment No. 5, “Reporting Persons” is defined collectively as Sutherland REIT Holdings, LP (“SRH”), Waterfall Management, LLC (the “GP”), Waterfall Asset Management, LLC (the “Manager”), Thomas Capasse and Jack Ross. Excluding Item 6. below, capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Filing, as amended.

Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Ready Capital Corporation, a Maryland corporation (the “Issuer”). On September 26, 2018, the Issuer changed its name from Sutherland Asset Management Corporation to Ready Capital Corporation. The address of the principal executive offices of the Issuer is 1251 Avenue of the Americas, 50th Fl., New York, NY 10020.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The information disclosed under Item 6 below is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	SRH beneficially owns 11,431,049 Shares, or approximately 10.3% of the outstanding Shares.

The GP (a) owns 8,869 Shares directly and (b) as general partner of SRH, may be deemed to beneficially own the 11,431,049 Shares held by SRH, totaling an aggregate of 11,439,918 Shares, or approximately 10.4% of the outstanding Shares.

The Manager (a) owns 305,124 Shares directly and (b) as investment adviser to SRH, may be deemed to beneficially own the 11,431,049 Shares held by SRH, totaling an aggregate of 11,736,173 Shares, or approximately 10.6% of the outstanding Shares.

Mr. Capasse (a) owns 309,925 Shares directly, (b) may be deemed to have investment control of 26,623 Shares owned through the Edward J. Capasse Revocable Trust, but Mr. Capasse’s father is the trustee and beneficiary of the trust, (c) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 11,431,049 and 305,124 Shares held by SRH and the Manager, respectively, and (d) as a member of the GP, the general partner of SRH, may be deemed to have the shared power to vote and dispose of 8,869 Shares, totaling an aggregate of 12,081,590 Shares, or approximately 10.9% of the outstanding Shares.

Mr. Ross (a) owns 155,264 Shares directly, (b) may be deemed to beneficially 155,264 Shares owned through the Robin J. Ross 2009 Trust (the “Trust”), but Mr. Ross does not serve as the trustee for the Trust and his wife is the trustee and sole beneficiary of the Trust and the trustee of the Trust has sole voting and investment power with respect to the securities held by the Trust, (c) as a member of the GP, the general partner of SRH, may be deemed to have the shared power to vote and dispose of 8,869 Shares and (d) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 11,431,049 and 305,124 Shares held by SRH and the Manager, respectively, totaling an aggregate of 12,055,570 Shares, or approximately 10.9% of the outstanding Shares.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the Shares held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Each of the Reporting Persons disclaims beneficial ownership of the Shares that such Reporting Person does not hold directly.

With respect to SRH, the GP, the Manager and Messrs. Capasse and Ross, ownership percentages are based on 110,512,870 outstanding Shares, as of November 7, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2022.

(b)	Regarding the number of Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.
(c)	On April 1, 2020, and April 1, 2021, the Manager granted 681 Shares and 4,073 Shares, respectively, to an employee (the “Grantee”) pursuant to a discretionary annual bonus award. The grant date fair value of the Shares was $13.42 per share and $14.55 per share, respectively, and $9,135 and $59,250, respectively. On January 3, 2023, the Manager vested the Shares which then became beneficially-owned by the Grantee. The Grantee was not an officer or director of the Manager and was not required to report beneficial ownership of the Shares pursuant to Section 16 of the Act.
(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 26, 2023, Ready Capital Corporation, a Maryland corporation (“Parent”) entered into an Agreement and Plan of Merger, as it may be amended from time to time (the “Merger Agreement”) with RCC Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”) and Broadmark Realty Capital Inc., a Maryland corporation (the “Company”), which provides for, among other things (i) the merger of the Company with and into Merger Sub, with Merger Sub surviving such merger (the “Merger”) and (ii) the issuance of shares of Parent Common Stock (the “Parent Stock Issuance”) pursuant to the Merger Agreement. Capitalized terms used and not defined in this Item 6. have the meanings assigned to such terms in the Merger Agreement.

In connection with the execution and delivery of the Merger Agreement, on February 26, 2023, the Company entered into a voting agreement (the “Voting Agreement”) with Waterfall Management, LLC (the “Reporting Person”). Under the Voting Agreement, at any meeting of the stockholders of Parent called with respect to the following matters or at which any of the following matters are acted upon, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of Parent, the Reporting Person (solely in the Reporting Person’s capacity as the General Partner of Sutherland REIT Holdings, LP (“Holdings”)) agreed pursuant to the terms of the limited partnership agreement of Holdings, to vote, or cause the holder of record on any applicable record date to vote, all shares of Parent Common Stock (the “Voting Shares”) that are then owned by the Reporting Person and entitled to vote or act by written consent: (i) in favor of the Parent Stock Issuance; (ii) against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Merger, the Parent Stock Issuance or any Parent Competing Proposal; and against any of the following actions, proposals or agreements (other than those actions that relate to the Merger, the Parent Stock Issuance and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, amalgamation, business combination, reorganization or recapitalization of or involving Parent or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of Parent or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Parent or any of its subsidiaries, (D) any material change in the capitalization of Parent or any of its subsidiaries, or the corporate structure, articles of incorporation or bylaws of Parent or any of its subsidiaries or (E) any action, proposal or agreement that would reasonably be expected to (x) result in a breach of any covenant, representation or warranty of Parent under the Merger Agreement or (y) prevent or materially delay or adversely affect in the good faith determination of the Reporting Person the consummation of the Merger or the Parent Stock Issuance. Notwithstanding the foregoing, the Reporting Person (solely in its capacity as the General Partner of Holdings) will retain at all times its existing right to votes its Voting Shares (or to direct how its Voting Shares will be voted) in its sole discretion without any other limitation on any matters other than those already existing. or described above, until termination of the Voting Agreement.

For the term of the Voting Agreement, the Reporting Person (solely in the Reporting Person’s capacity as General Partner of Holdings) will not (i) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent or execute any written consent in or with respect to any or all of the Voting Shares, with any such proxy, power-of-attorney, authorization or consent purported to be granted being void ab initio, or (ii) deposit or permit the deposit of any of the Voting Shares into a voting trust, except, in each case, as may be imposed pursuant to the Voting Agreement or any applicable restrictions on transfer under the Securities Act of 1933, as amended or any state securities law.

The Voting Agreement and the obligations of the Reporting Person will terminate upon the earlier to occur of (i) such date and time as the Merger Agreement will have been validly terminated pursuant to Article VIII thereof, (ii) the Effective Time, (iii) the termination of the Voting Agreement by mutual written consent of the parties, (iv) the time that the Parent Board has effected a Parent Change of Recommendation, (v) the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that increases the Exchange Ratio (other than pursuant to 3.1(c) of the Merger Agreement) or (vi) the one year anniversary of the date of execution of the Voting Agreement.

The foregoing summaries of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of (i) the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Parent’s Form 8-K filed on February 28, 2023 with the SEC, and (ii) the Voting Agreement, a copy of which is filed as Exhibit 99. 1 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 – Voting Agreement, dated as of February 26, 2023, by and between Broadmark Realty Capital Inc., a Maryland corporation and Waterfall Management, LLC, a Delaware limited liability company.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

SUTHERLAND REIT HOLDINGS LP

By: Waterfall Management LLC
Its: General Partner

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL MANAGEMENT LLC

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL ASSET MANAGEMENT, LLC

/s/ Thomas Capasse
Thomas Capasse Member

/s/ Thomas Capasse
Thomas Capasse

/s/ Jack Ross
Jack Ross